

Mail Stop 3561

October 6, 2008

<u>Via U.S. Mail</u>

Alan Ginsberg
Operating Manager
Plainfield Enterprises LLC
55 Railroad Avenue
Greenwich, Connecticut 06830

> **Re: Plainfield Enterprises LLC**
> **Form 10**
> **Filed September 10, 2008**
> **File No. 000-53407**

Dear Mr. Ginsberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Item 1. Description Of Business, page 1

1. Please state, if true, that you are a development stage company.

Employees, page 3

2. We note your disclosure that you have no employees and that Mr. Alan Ginsberg serves as Operating Manager, with responsibility for the company's day-to-day management and operations. Please revise to discuss the amount of time that Mr. Ginsberg allocates to your business.

Las Vegas Gaming Market, page 5

3. We note your disclosure that the Lake Las Vegas Group filed a voluntary petition for bankruptcy protection. Please revise to provide additional discussion relating to how the bankruptcy of the Lake Las Vegas Group and the current economic conditions, including the recent decline in the growth of gaming revenues for the locals gaming market, may affect your business plan.

Reports to Security Holders, page 13

4. Please revise the second paragraph to include the correct address of the SEC.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

5. We note your disclosure on page 1 that Plainfield Enterprises Holdings LLC, a wholly-owned subsidiary of the Plainfield Fund, owns 9,999 issued and outstanding Class B units. Please revise your table on page 16 relating to the security ownership of Mr. Max Holmes to disclose this information, either by footnote or otherwise.

Item 5. Managers and Executive Officers, page 16

6. Please revise your disclosure regarding Mr. Alan Ginsberg's business experience on page 16 to provide a parenthetical explanation of the kind of business Wydown Management Corp. engages in. Provide similar disclosure for Larchmont Advisors.

Item 7. Certain Relationships and Related Transactions, and Manager Independence,
page 18

7.   Please revise to provide the correct cross reference to the description of the
Company Operating Agreement.

Item 9. Market Price Of And Dividends On The Registrant's Common Equity And Other
Related Stockholder Matters, page 19

8. We note your disclosure on page 9 that an Order of Registration by the Nevada
Commission may prohibit the company from declaring cash dividends or
distributions on any class of membership unit of the company beneficially owned
in whole or in part by HBJ or Plainfield Holdings or their respective affiliates
without the prior approval of the Nevada Commission. Please revise your
disclosure here to describe this restriction on the company's ability to pay
dividends or cross-reference your description on page 9. Refer to Item 201(c) of
Regulation S-K.

Item 11. Description of Registrant's Securities To Be Registered, page 20

9. We note your disclosure that the Operating Manager and any of the members of
the company's Board of Managers may be removed at any time by the written
notice of the holders of a majority of the membership units of the company having
voting authority. Please revise your disclosure to clarify that your Operating
Manager, Alan Ginsberg, may be deemed to be the beneficial owner of all of the
voting equity interests in the company, and, as such, may not be removed and has
the sole power to remove any manager.

Financial Statements, page F-1
Plainfield Enterprises LLC and Subsidiaries Financial Statements for the period ended
July 31, 2008, page F-2
Consolidated Balance Sheet, page F-3

10. We note from your consolidated balance sheet at July 31, 2008 that you have
capitalized $154,624 of gaming and related license costs. Please tell us in further
detail the specific nature and amounts that have been capitalized. Also, please
explain in further detail the basis or rationale for management's conclusion that it
is "probable" such licenses will be granted. We may have further comment upon
receipt of your response.

Consolidated Statement of Operations, page F-4
Consolidated Statement of Members' Equity (Deficiency), page F-5

11. Please revise the consolidated statement of members' equity to include separate disclosure of changes in member's equity for each class of member's equity (i.e., the Class A and Class B units). Also, the consolidated statement of operations should be revised to clearly disclose the amount of the net loss allocated to each class of members' equity and to disclose results of operations on a per unit basis for both the Class A and Class B units. Refer to the guidance outlined in SAB Topic 4:F.

Notes to Consolidated Financial Statements, page F-7
Note 4 – Investment in exchangeable note, Casino Montelago Holding, LLC

12. We note from the disclosure included in Note 4 that the company presents its investment in the MonteLago Note at its estimated fair value on the consolidated balance sheet and the fair value of this asset was $1,230,000 at July 31, 2008. Please tell us and revise the notes to your financial statements and MD&A to explain in detail the methods and significant assumptions that were used to calculate or determine the fair value of this asset at July 31, 2008. Refer to the disclosure requirements outlined in paragraph 21 of SFAS No. 159.

CIRI Lakeside Gaming Investors, LLC, dba Casino MonteLago December 31, 2007
Financial Statements, page F-11

13. We note your presentation of pre and post change in control financial data in note 6. We also note your disclosure indicating management believes a combined presentation of pre and post change of control periods is more meaningful than separate presentations of the pre and post change of control periods. Please note that we do not believe the presentation of combined information for the pre and post control periods is appropriate due to the change in basis that resulted from the change in control transaction. As result, we believe you should revise your financial statements to separately present the predecessor financial information prior to the change in control on September 22, 2007 and the successor information since that date for your statements of operations, members' equity (deficiency) and cash flows. You should provide a solid black line between the predecessor and successor periods to distinguish the change in basis of accounting and the non-comparability of data between these two periods. Also, the financial statements for all periods presented should be clearly labeled as those of the predecessor and successor, as applicable. In addition, the information in Note 6 should be deleted from the financial statements.

General

14. Please tell us why you have included the financial statements of CIRI Lakeside Gaming Investors LLC dba Casino MonteLago, rather than those of Casino MonteLago Holding, LLC in which you will obtain your 33% ownership interest. Your response should address if the financial statements of Casino MonteLago Holding, LLC are materially different that those of CIRI Lakeside Gaming Investors LLC dba Casino MonteLago and explain if Casino MonteLago Holding LLC has operations other than its 100% interest in CIRI Lakeside Gaming Investors LLC dba Casino MonteLago.

15. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Linda Cvrkel at (202) 551-3813 or Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Thomas X. Fritsch, Esq.
        facsimile: (203) 302-1779